UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53640

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/2024__ AND ENDING __12/31/2024__
                                   (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __ICAPITAL MARKETS LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
      ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
__60 East 42nd Street, 26FL__
(No. and Street)

__New York__	__NY__	__10165__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__KEITH GEORGE__	__(212) 668-8700__	__KGEORGE@ACISECURE.COM__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
__Deloitte & Touche LLP__
(Name – if individual, state last, first, and middle name)

__30 Rockefeller Plaza__	__New York__	__NY__	__10112__
(Address)	(City)	(State)	(Zip Code)
__10/20/2003__		__34__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __STEPHEN HOUSTON_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __ICAPITAL MARKETS LLC_____, as of __12/31_____, 2 _024_ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LIESL CUGNO
Notary Public, State of Connecticut
My Commission Expires April 30, 2027

Liesl Cugno
Notary Public

Signature: _____

Title:
HEAD OF BROKER DEALER

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

iCapital Markets LLC
(SEC I.D. No. 8-53640)
STATEMENT OF FINANCIAL CONDITION

As of December 31, 2024

And Report of Independent Registered Public Accounting Firm

This report is deemed PUBLIC in accordance
with Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934.

ICAPITAL MARKETS LLC
TABLE OF CONTENTS



Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and Those Charged with Governance of iCapital Markets LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iCapital Markets LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 27, 2025

We have served as the Company's auditor since 2018.

ICAPITAL MARKETS LLC
STATEMENT OF FINANCIAL CONDITION

		As of December 31, 2024
ASSETS		
Cash and cash equivalents	$	41,107,888
Due from clearing broker		2,047,566
Other receivables		489,415
Fees receivable		52,771,031
Due from affiliates		385,926
Prepaid expenses		629,445
Securities owned, at fair value, net		1,219,468
Total assets	$	98,650,739
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Due to affiliates		17,750,852
Accounts payable and accrued liabilities		6,464,272
Third party distribution payable		7,132,668
Total liabilities		31,347,792
Member's equity		
Member's equity		67,302,947
Total member's equity		67,302,947
Total liabilities and member's equity	$	98,650,739

The accompanying notes are an integral part of this statement of financial condition.

Note 1. Organization

iCapital Markets LLC (the "Company" or "iCapital Markets"), is a broker-dealer registered with the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). iCapital Markets, formerly known as AXIO Financial LLC ("AXIO") was founded in December 2001 under the laws of the State of Delaware. On November 1, 2021, AXIO was acquired by Institutional Capital Network Inc. ("ICN"). After receipt of regulatory approval, iCapital, Inc. (the "Ultimate Parent") completed a merger in 2023 of its three broker dealer subsidiaries to form iCapital Markets.

The Company connects financial advisors at banks, independent broker-dealers, registered investment advisors ("RIAs") and custodians (collectively "Wealth Managers") with structured product issuers, insurance carriers, and asset managers (collectively "Product Providers") in order to assist with the marketing and distribution of financial products. Additionally, the Company provides administrative oversight of private funds.

The Company operates out of 8 branches, located in New York, Connecticut, Toronto, Massachusetts, Florida, New Jersey, California, and Ohio.

The Company is a wholly owned subsidiary of iCapital Markets Holding, LLC, which is a wholly-owned subsidiary of ICN. ICN is a wholly owned subsidiary of the Ultimate Parent.

Note 2. Summary of Significant Accounting Policies

Basis of presentation: The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP"). All amounts are presented in U.S. dollars.

Use of estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities. Management's judgment is based on its knowledge and experience about past and current events and its assumptions about conditions it expects to exist and courses of action it expects to take in the future. Actual results could differ materially from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. As of December 31, 2024 the Company had $23,098,898 of cash equivalents in money market accounts which are considered Level 1 investments. Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. For cash deposits greater than the FDIC insured limit of $250,000, the Company has implemented cash sweeps into treasury money market funds or insured cash sweep services to mitigate this risk. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

Fees receivable: The Company records its fees receivable at cost, less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts, collections, and assessment of future collections. This involves the process of determining whether the Company will be able to collect substantially all of the consideration to which it will be entitled. In accordance with U.S. GAAP, the allowance for credit losses is deducted from the amortized cost of the financial asset to present the net amount expected to be collected, as applicable. As of December 31, 2024 the Company did not have an allowance for credit losses.

Other receivables: The Company provides seed money for certain funds to create unit investment trusts for sale to investors, which is expected to be returned to the Company once fund equity is sold.

Prepaid expenses: Expenses paid prior to the related services being rendered will be recognized on a straight-line basis over the relevant service period applicable to the services rendered.

Fixed assets: The Company's fixed assets were fully depreciated during 2024.

Due to affiliate: Due to affiliate primarily includes allocated operational expenses in accordance with an expense sharing agreement (see Note 5).

Third party distribution payable: Instances arise where the Company incurs and accrues third party distribution costs in connection with the sale of investments in funds or structured products. In this scenario, a written contract exists between the Company and sales representatives or unaffiliated selling group members.

Accounts payable and accrued liabilities: Accounts payable and accrued liabilities primarily includes accrued compensation expenses, accrued technology expenses and other fees inclusive of professional services, which the Company owes in the normal course of business.

Fair Value of Financial Instruments: Accounting Standards Codification ("ASC") 820, *Fair Value Measurements and Disclosures* ("ASC 820"), defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with ASC 820, the following summarizes the fair value hierarchy:

Level I Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level II Inputs - Inputs other than the quoted prices in active markets that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level III Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement.

As of December 31, 2024, other than Securities owned, at fair value there were no other assets that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including Cash and cash equivalents, Due from clearing broker, Fees receivable, Due from affiliates, Prepaid expenses, Other receivables, Accounts payable and accrued liabilities, Third party distribution payable, and Due to affiliates approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended December 31, 2024.

The Company values financial instruments using the following: transactions that day in the securities being priced and a consideration of the overall market; if no transactions occur that day, transactions in similar securities; our own models, and pricing available from other vendors as appropriate.

The following tables show the major categories of securities owned measured at fair value as of December 31, 2024, grouped by the fair value hierarchy:

Securities owned, at fair value	Level I Quoted prices in active markets for identical assets	Level II Significant other observable inputs	Level III Significant other unobservable inputs	Balance as of December 31, 2024
Options and Unit Investment Trust	$ 971,632	—	—	$ 971,632
Other	247,836	—	—	247,836
Total	$ 1,219,468	—	—	$ 1,219,468

Note 3. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). The Company has elected to compute net capital utilizing the alternative method. As such, the Company is required to maintain minimum net capital of the greater of $250,000 or 2% of aggregate debits in customer accounts. The Company does not hold any customer funds so the firm is only required to maintain the $250,000 statutory minimum at all times. As of December 31, 2024, the Company had net capital of $15,913,564, which was $15,663,564 in excess of its required net capital.

Note 4. Due from Clearing Broker

The Company clears all of its proprietary and customer transactions trades through a third party financial institution on a fully-disclosed basis. For this service, the third party receives a percentage of the gross commission on each transaction. As of December 31, 2024, the Company had $2,047,566 receivable from the third party.

Note 5. Related Party Transactions

The Company has a transfer pricing agreement with a related party that provides sales support services, back office, and technology & product support services to the Company. The transfer pricing agreement provides for remuneration from the Company to the related party for services provided. The remuneration is calculated on the cost-plus method on all operating expenses of the related party. As of December 31, 2024 the Company had $183,942 payable and outstanding for these services.

The Company has an arrangement through which a related party acts as a licensed insurance agency in connection with the inclusion of insurance-related products on the Platform. Such products include variable and registered index-linked annuity contracts. Amounts related to insurance-related products are billed from and paid to the related party, a registered insurance producer, and cash received is transferred directly to the Company. As of December 31, 2024 the Company had $201,057 receivable and outstanding from the related party.

The Company has an expense sharing agreement with ICN (the "Agreement"). Expenses such as compensation and benefits, sales and marketing, technology and communications, occupancy, and travel and other expense among other costs were allocated to the Company based upon the portion of the monthly costs incurred by ICN, multiplied by the estimated and reasonable percentage of effort dedicated to broker-dealer activities per the Agreement. Management estimated the percentage of effort per department based on certain relevant allocation drivers such as fund count, platform assets, or revenue-weighted headcount. As of December 31, 2024, $17,269,554 is payable to the ICN.

Note 6. Risks and Uncertainties

Cash and cash equivalents may subject the Company to concentrations of credit risk if balances at any one financial institution exceed the FDIC insurance limits. The impact of a collapse by banks within the industry could result in market volatility and uncertainty that may adversely impact the Company's results. The Company believes it mitigates these risks by implementing cash sweeps into treasury money market funds or insured cash sweep services for cash deposits greater than the FDIC insured limit of $250,000 and monitoring the credit worthiness and financial position of institutions with which it holds cash deposits.

Note 7. Segment Reporting

The Company is a registered broker-dealer with the sole purpose of facilitating the sale of alternative investment products. Therefore, the Company's operations constitute a single operating segment and a single reportable segment. The Company's Chief Operating Decision Maker ("CODM") manages the business activities using information of the Company as a whole. Management has identified the Head of Broker Dealer as the CODM, as their role entails overseeing the facilitation of sales of alternative investment products for the Company. The CODM reviews financial information to evaluate the results of the business and manage the Company, in which he evaluates the Company's financial performance primarily based on net income.

Note 8. Commitments and Contingencies

The Company had no lease or equipment rental commitments and no contingent liabilities as of or for the year ended December 31, 2024 that are material in nature.

As of December 31, 2024 the Company was not subject to material litigation nor was the Company aware of any material litigation pending against it. In the normal course of business, the Company enters into contracts that contain various representations and warranties and provide general indemnifications. The Company's maximum exposure under these arrangements is dependent on future claims against the Company and is presently unknown. However, based on experience, the Company considers the risk of loss from such potential claims to be remote. As of December 31, 2024, the Company does not have accruals for legal contingencies.

Note 9. Subsequent Events

The Company has evaluated all events or transactions that occurred after December 31, 2024 through the issuance date of February 27, 2025. During this period, there were no material subsequent events requiring disclosure.